Exhibit 99.28

Formation Capital Corporation

Suite 1500 - 999  West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

Updated Resource Estimate Completed on Idaho Cobalt Project

Vancouver, B.C., March 31, 2005, Formation Capital Corporation (Formation, FCO-TSX) (the “Company”) is pleased to provide results of an updated resource estimate completed by Mine Development Associates (MDA) of Reno, Nevada for the Company’s 100% owned Idaho Cobalt Project located in east central Idaho.

This new resource estimate was based on the results of the Company’s successful 2004 diamond drill program on the Ram deposit and a re-calculation of the resources for the Sunshine deposit.  The drill program was designed to develop additional reserves and resources to enhance mine finance arrangements.

The updated resource estimate shows an increase of 67% in the measured and indicated resource on the Ram deposit over the estimate outlined in MDA’s pre-feasibility study dated May 2001 utilizing a 0.3% cobalt cut-off grade.  The Executive Summary of the pre-feasibility report was SEDAR filed July 19, 2001.  The updated report indicates a 65% increase in contained pounds of cobalt in the Ram deposit.

Utilizing a 0.3% cobalt grade cut-off consistent with the MDA’s pre-feasibility report, the updated measured resource estimate on the Ram deposit has increased from 236,250 tons to 1,109,261 tons grading 0.66% cobalt, 0.60% copper and 0.0153 ounces per ton gold.  The updated indicated resource was re-estimated at 473,063 tons grading 0.73% cobalt, 0.64% copper and 0.0162 ounces per ton gold.  The successful results of the drilling program allowed for the re-classification of mineralized material from the indicated to the measured category.  Measured resources have an increased level of certainty over indicated resources.

The updated measured and indicated resource on the Ram now stands at 1,582,324 tons grading 0.68% cobalt, 0.62% copper and 0.0156 ounces per ton gold reflecting the 67% increase mentioned above.  The detailed resource utilizing a 0.3% cut-off for the Ram deposit is provided in the table below.

RAM Deposit Resource utilizing 0.3% cut-off

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,109,261	0.66	0.60	0.015
Indicated	473,063	0.73	0.64	0.016
Total	1,582,324	0.68	0.62	0.016

Utilizing a 0.2% cobalt cut-off, which MDA believes is appropriate with current and projected cobalt prices, the Idaho Cobalt Project contains a combined measured, indicated and inferred  mineral resource of 3,688,347 tons grading 0.59% cobalt, 0.68% copper and 0.015 ounces per ton gold.  The detailed resource utilizing a 0.2% cut-off is provided in the table below.

RAM Deposit Resource utilizing 0.2% cut-off

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,344,447	0.59	0.55	0.014
Indicated	571,995	0.64	0.63	0.015
Total	1,916,442	0.60	0.57	0.014

Total Cobalt Project Resource utilizing 0.2% cut-off (includes re-calculated Sunshine deposits from 2001)

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,606,194	0.59	0.51	0.014
Indicated	575,590	0.64	0.63	0.015
Total M&I	2,181,784	0.60	0.56	0.014
Inferred	1,505,563	0.58	0.87	0.016
Contained Metal		43.5 million lbs	50.0 million lbs	55,000 ounces

Formation Capital News Release, March 31, 2005, Page 2

The new resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of MDA, who is an independent Qualified Person as defined by National Instrument 43-101.  The resource model is based on information generated from 163 drill holes totaling 104,798 feet on the Ram and Sunshine deposits of the Idaho Cobalt Project.  The resource model was interpolated using the inverse distance squared method with generally 100 foot drill hole influence on the Ram deposit and 50 foot drill hole influence on the Sunshine deposit.

MDA’s pre-feasibility study referred to above estimate the total diluted reserve and resource of the Idaho Cobalt Project at 3,155,280 tons of measured, indicated and inferred materials grading 0.609% cobalt, 0.45% copper and 0.019 opt gold utilizing a 0.3% cut-off grade.  MDA’s updated report estimate undiluted measured and indicated resources on the Ram deposit at a 0.2% cut-off grade total 1,916,442 tons grading 0.605% cobalt, 0.57% copper and 0.014 ounces per ton gold with inferred resources of 952,200 tons grading 0.714% cobalt, 0.79% copper and 0.016 ounces per ton gold.  The significant increase in the measured resource within the Ram deposit is expected to result in a marked increase in the reserve estimates which will be reflected in the bankable feasibility study.  The bankable feasibility study is currently being prepared by Hatch Engineering and expected to be completed in August of this year.  The overall increase in the resource is anticipated to result in a longer mine life.

Formation Capital Corporation is a mineral exploration and development and precious metals refining company with assets concentrated in the state of Idaho.  It owns the Idaho Cobalt Project, a unique high grade, primary cobalt deposit in the bankable feasibility and final permitting stage near Salmon, ID.  The Company also owns 100% the Big Creek Hydrometallurgical Complex in the world renowned Silver Valley of northern Idaho that contains the Sunshine Precious Metals Refinery which commenced accepting feed material in June of 2004.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 - 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com -  Or visit our Web site at:  www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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